Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: March 14, 2025

The following is a transcript of a conference call regarding the conference call hosted by Mount Logan Capital Inc. on March 14, 2025, to discuss its fourth quarter and 2024 financial results.

Operator
Good morning, ladies and gentlemen, and thank you for standing by. Welcome to Mount Logan Capital's Fourth Quarter and Full Year 2024 Results Conference Call. Before we begin, I'd like to remind listeners that except for historical information, the matters discussed during this call may include forward-looking statements within the meaning of the applicable Canadian Securities Legislation.
Forward-looking statements involve known and unknown risks and uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements.
All forward-looking statements reflect the company's current views with respect to future events and are subject to risks and uncertainties and assumptions we have made in drawing the conclusion included in such forward-looking statements. The company is not obligated to update or revise any forward-looking statements and we do not assume any obligation to do so.
For a description of the risks associated with Mount Logan Capital's business as well as information about the material factors and assumptions that could cause results to differ from any forward-looking statements and other relevant factors, please refer to the company's public disclosure record, particularly the company's MD&A and annual information form for the year ended December 31, 2024, which are available on SEDAR.
I would now like to introduce your host for today's conference, Mr. Ted Goldthorpe, Chairman and Chief Executive Officer of Mount Logan Capital. Mr. Goldthorpe, you may begin.
Edward (Ted) Goldthorpe - Chairman & CEO - Mount Logan Capital Inc.
Thank you, and good morning, everyone. We appreciate you joining us for the Fourth Quarter and Full Year 2024 results call. During the call, we will refer to information provided in the fourth quarter and full year 2024 press release, MD&A, consolidated financial statements and annual information form, all of which were released Thursday evening and are available on our website and SEDAR.
Joining me this morning to discuss our results and outlook for the business is our Chief Financial Officer, Nikita Klassen; our Co- Presidents, Matthias Ederer and Henry Wang; and our Head of Investor Relations, Scott Chan. As a reminder, all references to dollar amounts on this call are in U.S. dollars, unless otherwise stated.
Overall, the fourth quarter and full year 2024 saw strong financial performance and growth across our key business segments, and we are excited to review our performance with you today. We're also pleased to announce that we will be paying our 22nd consecutive quarterly dividend, which will consist of CAD 0.02 per share for shareholders of record as of April 3, 2025. Our team has been hard at work through 2024, subsequently through today, executing on several key strategic initiatives. In December, we successfully expanded our corporate credit facility, enhancing our capacity to drive growth across our core asset management and insurance segments while introducing a pricing step-down mechanism.
During the first weeks of January, we announced a transformative all-stock combination with 180 Degree Capital. The announced combination, which remains subject to regulatory and shareholder approvals, and provides Mount Logan access to a team with a longstanding track record of investing in public companies, which will help expand our private credit investment capabilities into the public markets, which we believe is a high-growth area for our asset management business.
The combined pro forma balance sheet will also position Mount Logan to capitalize on a solid pipeline of organic and other M&A opportunities. Both shareholder bases are expected to benefit from a larger company and improved stock liquidity from an increased public float. Pro forma for the combination, the company will continue to operate under the Mount Logan banner as is expected to be listed on the NASDAQ transitioning from the Cboe Canada.
Upon expected close, we anticipate -- I anticipate continue to act as the Chief Executive Officer of the combined business. Subsequently, in January, we announced the completion of our previously announced minority investment in Runway growth capital alongside BC Partners Credit. We aim to leverage Runway's capabilities to expand our credit investment expertise into growth and venture lending. We expect the partnership will unlock additional opportunities for Mount Logan to develop new products and drive additional organic growth.
Transactions with 180 Degree Capital and Runway bring us one step closer to our stated goal, becoming a fully diversified one-stop credit manager. Last quarter, we highlighted the initiatives to improve our liquidity in our shares. These efforts are yielding positive results as fourth quarter average daily trading volumes in MLC shares increased meaningfully quarter-over-quarter. In early February, Canaccord Genuity initiated research coverage on Mount Logan capital, which serves benefits, including access to an institutional clientele as we continue to grow in the marketplace.
We continue to see strong consolidation trends among private credit asset managers at premium valuations. Management continues to believe that our current share price does not reflect the immense work our team has done to scale our business, particularly through our strategic transactions that support our key profitability metrics. We believe the implied valuation of our stock trades at a significant discount to large cap asset management peers even before considering the incremental value attributable to a regulated insurance business ability.
Before we provide a more detailed discussion of our fourth quarter and full year financial results, I first want to highlight the strong growth we continue to see across our business as well as increased efficiency and effectiveness of our team. We saw organic growth across 2 key business segments, primarily measured by fee-related earnings, or FRE for the Asset Management Segment and Spread- Related Earnings or SRE for the insurance segment, which both were up quarter-over-quarter and year-over-year.
2024, Mount Logan achieved an FRE of $7.5 million on the asset management business, I think consistent with the range we previously disclosed to the market, in January of 2025. In SRE demonstrated sustained growth relative to 2023 at $15.3 million, driven by an increase in net investment income and lower cost of funds and operating expenses. From a financial results perspective, both segments saw top line growth year-over-year.
Our Asset Management segment achieved another strong quarter from a top line and fee-related earnings perspective, and our insurance segment asset growth and active deployment and management of capital contributed to an increase in total insurance assets. Ability's total assets managed by Mount Logan were $620 million representing approximately 62%. Ability's total investment assets of $1.1 billion. Mount Logan will continue to support growth across our insurance and asset management verticals. Our asset management segment, which encompasses our retail and institutional targeted businesses generated $4.4 million in revenues during the fourth quarter, an increase of 19% year-over-year.

We note this figure excludes $1.2 million of management fees generated under our management agreement with Ability. On the retail side, our 2 interval funds, SOFIX and Alt-CIF continue to capitalize on the growing demand for private credit in the retail markets.
We remain committed to the retail distribution channel and are working hard to increase retail inflows into our credit enable funds.
SOFIX, the opportunity of credit enable fund we launched and managed experienced another quarter of growth, resulting in a 10% increase in net assets as compared to the prior quarter. Net assets for the quarter of December 31 or approximately $159 million. We expect SOFIX an impressive track record of performance, approximately 46% cumulative inception to date and 2% year-to-date through March 6th plus its 9.2% annualized dividend will support the fundraising momentum for this differentiated private credit products.
Our sales force remains focused on growing SOFIX and Alt-CIF. Alt-CIF our other credit-oriented interval fund, had total assets at quarter end of approximately $217 million. Mount Logan's Management's specialty finance-oriented vehicle, the alternative income fund finished the year with approximately $201 million in assets under management.
During the third quarter, we elected to begin the process of an orderly liquidation of the fund's assets and we'll continue our efforts to generate attractive returns for investors during this period. In the fourth quarter, the alternative income fund net returns were approximately 3% and closed 2024 with strong performance of 9.4%. We believe our specialty finance strategy and are actively evaluating new paths for leveraging our team to drive value for shareholders.
On the institutional side, our BDC and CLO funds represented approximately $1.2 billion of assets at the end of the quarter and continue to provide predictability in Mount Logan's top line due to the stable nature of fees generated on the permanent and semi- permanent capital days. Logan Ridge achieved its tenth consecutive quarter of positive NII. As of quarter end, Logan Ridge had a total asset base of approximately $187 million.
Mount Logan maintains its exposure to its second BDC, Portman Ridge for its minority interest at Portman Ridge's Investment Advisor Sierra Crest. Portman Ridge finished the quarter with approximately $425 million in total assets and the management contract continues to provide consistent quarterly cash distributions to Mount Logan.
On January 30, we announced the Boards of both our listed BDCs, Portman Ridge and Logan Ridge unanimously approved the combination of the 2 vehicles. The combined company is expected to have total assets in excess of $600 million. The merger is expected to provide several benefits, including lowering operating expenses and potentially greater access to more diverse sources of financing at a lower cost. Our management team's extensive experience with BDC acquisitions, the recent transaction with Runway position us well for the future.
On the CLO side, AUM for the quarter was approximately $572 million. In the fourth quarter of 2023, the revenue share associated with the management of the CLO's increased from 30% to 100%, which drove increased revenues in each quarter year-to-date and has supported increased asset management revenues during 2024 relative to 2023. Lastly, our key sub-advisory relationship with $87 million in NAV. In 2024, this relationship has been a profitable venture for our team, and we continue to evaluate other sub-advisory relationships to increase AUM and management fees.
The insurance business remains highly strategic to Mount Logan and is a priority for our team. We're actively deploying capital and managing investments with attractive risk-adjusted returns across the credit spectrum. On the liability side, we believe our annuity reinsurance business is optimal in the current environment. The annuity policies we reinsure contain surrender charges, which protect Ability from earlier-than-expected policyholder withdraws.

As we look to reinsure more annuities, we believe the overall risk profile of our liability base decreases as our legacy insurance portfolio becomes a smaller piece of the overall business. Before turning the call over to Nikita, I did want to spend a moment to reinforce our excitement around the prospects of the business. Shareholders are benefiting from the organic growth across each of our key business segments, which is evident in the FRE and SRE expansion during the 12-month period of 2024. Our team remains focused on streamlining our business, improving efficiencies and increasing AUM through our retail and insurance distribution channels.
While we are focused on the announced 180 Degree Capital transaction and a number of other internal initiatives, we continue to build an active M&A pipeline as we remain focused on increasing investment into our key business segments to expand our investment, distribution and insurance capabilities. With that, I will hand the call over to Nikita, who will review the financial results for the quarter.
Nikita Klassen - CFO, Senior Controller & Corporate Secretary – Mount Logan Capital Inc.
Thanks, Ted. Good morning, everyone. I will now summarize our key highlights for the fourth quarter of 2024. As a reminder, all figures referenced on today's call will be in U.S. dollars, Mount Logan's functional and presentation currency. For our Asset
Management segment in the fourth quarter 2024, we generated $4.4 million of revenue. Breaking down our asset management revenue further, the Alternative Income Fund generated approximately $1.3 million in management and incentive fees. Our CLOs generated approximately $779,000 in management fees for the quarter, while SOFIX, our interval fund, generated $947,000 in management and incentives.
The net loss related to Alt-CIF, which is recorded within administrative and servicing fees, was approximately $595,000 for the quarter. With regards to our BDCs, Logan Ridge generated approximately $834,000 in management fees, and we recognized a
$439,000 gain on our minority interest in Sierra Crest, which manages Portman Ridge. These combined results contributed to revenues increasing by 16% quarter-over-quarter.
For the Asset Management segment on the expense side, for the quarter ended December 31, we incurred approximately $13.4 million in operating expenses. This includes $3.5 million of corporate overhead expenses. Asset management expenses increased 80% quarter-over-quarter, primarily due to increased onetime expenses for transaction costs incurred in advance of the Runway acquisition and TURN merger as well as the impairment on the Ovation investment management agreement and the corporate credit facility upside.
For the quarter ended December 31, Mount Logan incurred $3.9 million in interest and credit facility expenses, which relate to our corporate credit facility and debenture units. Our interest expense remained flat quarter-over-quarter as the paydowns on the corporate facility were offset by growing paid-in-kind interest on the debenture units. FRE earnings were $7.5 million for the 12 months ended December 31, '24, an increase of $2 million compared to the 12 months ended 2023.
FRE increased significantly year-over-year due to growth in fees across managed vehicles, partially offset by higher expenses associated with the operations of Ovation as 2024 incorporates a full year of Ovation operations versus 2023, which only includes 6 months of operation.
Moving on to our insurance business. Insurance service results were consistent quarter-over-quarter, while total revenue for the insurance business in the current quarter decreased by $32.1 million compared to the prior quarter as the investment portfolio declined due to higher treasury yields during the quarter. The growth decrease was offset by $12.4 million relating to the collateral held under the Front Street Re contract, which is referred to as the realized and unrealized loss on embedded derivatives within the statement of comprehensive income.

Total expenses for the insurance business in the current quarter decreased by $61.3 million compared to prior quarter. The decrease in expenses was attributable to higher treasury yields this quarter, which resulted in lower insurance finance expenses of $59.2 million compared to prior quarter.
Additionally, expenses decreased by $1.6 million due to increased unrealized losses held by the company under the Modco agreement with Vista, which is recorded as a decrease in reinsurance assets. Furthermore, there was a $0.5 million reduction in G&A expenses due to lower recorded compensation costs, legal and consulting costs.
Some of these costs, we do expect to be temporary in nature. Overall, spread-related earnings was $15.3 million for the 12 months ended December 31, 2024, an increase of $17 million compared to the 12 months ended December 31, '23. SRE increased significantly year-over-year due to increased investment income, lower cost of funds and lower operating expenses. Mount Logan reported basic and diluted earnings per share of $0.22 and $0.20, respectively, for the 2024 fiscal year.
This is compared to basic and diluted loss per share of $0.69 for the 2023 fiscal year. The increase in earnings per share in 2024 primarily resulted from an improvement in insurance service results, increased net investment income, decrease in net insurance finance expenses and decrease in general and admin and other expenses in the insurance segment.
The increase in EPS was partially offset by an increase in net losses from investment activities in the Insurance segment due to increases in bond yields, which resulted in higher unrealized losses in 2024 when compared to 2023. As of December 31, 2024, Mount Logan's balance sheet reflected total assets of $1.69 billion, total liabilities of $1.63 billion and shareholders' equity of $57.2 million.
The increase in shareholders' equity from the third quarter was due to favorable net income. On the asset management side of the balance sheet, total assets increased by 7% quarter-over-quarter to $63.6 million. This is primarily due to increased cash from the corporate credit facility upsize. The increase in assets was partially offset by the $1.8 million impairment charge recorded in the fourth quarter for the Ovation IMA as the fund's finite life was reduced.
Investment balances also declined due to a continued redemption of shares in the company's investment in SOFIX during the quarter. Asset Management total liabilities increased 14.1% to $94.5 million, primarily driven by the $13 million upsize in the corporate credit facility and accrued transaction costs, which are included as part of accrued expenses.
On the insurance side of the balance sheet, total assets decreased quarter-over-quarter by $81.4 million or 4.8% to $1.63 billion. The decrease in assets was primarily attributable to the decrease in reinsurance contract assets due to a decrease in the present value of the recoverable as higher discount rates were applied in Q4 as a result of higher treasury yields.
Additionally, the investment balances also decreased as a result of mark-to-market unrealized losses on bonds due to the increase in treasury yields. Cash and cash equivalents also decreased due to purchase of new investments, while these decreases were partially offset by increases in other assets due to unsettled trades. Our insurance segment reported total liabilities of $1.54 billion, representing a decrease of $95.8 million from September 30, 2024.
The decrease in liabilities was attributable to decrease in insurance contract liabilities of $87.6 million as higher treasury yields led to lower present value of liabilities. Accrued expenses and other liabilities also decreased by $10.8 million due to the settlement of payables related to investments purchased in the prior quarter, while the funds withheld liability also decreased by $4.1 million due to unrealized losses on the investments held.
These decreases were partially offset by a $5.2 million increase in the interest rate swap derivative and an increase of $1.9 million in investment contract liabilities due to interest accretion on our MYGA deposits. Overall, the company is pleased with its financial performance for the fourth quarter of 2024 as evidenced by our strong SRE and FRE. I will now turn the call back to Ted for some closing remarks.
Mr. Goldthorpe
Thanks, Nikita. In closing, the foundation for our business' success has been built steadily over the last several years, and we are excited to enter our next phase of growth, the anticipating closing, our transformer of combination with 180 Degree Capital. Combined with the closing of our minority investment Runway growth, we are closer to our stated vision of becoming a fully diversified one-stop credit solutions provider.
We remain confident that our core pillars, asset management and insurance solutions provide a stable foundation and a clear pathway for sustained growth. Our group has been highly active since last quarter, strengthened our pro forma balance sheet and building a robust pipeline of organic growth and M&A opportunities to carry our momentum into 2025. That concludes the prepared remarks. We will now transition the call to a Q&A session if the operator could coordinate.
Question and Answer
Operator
[Operator Instructions]
Our first question for today comes for Betty Yang of Canaccord Genuity.
Betty Yang - Canaccord Genuity Corp., Research Division
This is Betty on for Matt Lee. So my first question is on the recent acquisition that you guys announced -- could you provide more detail on the acquisition of a minority stake Runway Growth Capital? Will this be integrated into an existing fund? Or will this operate as a stand-alone entity? Additionally, what is the expected contribution to fee revenue from this acquisition?
Mr. Goldthorpe
Right. Okay. So I'll answer the first part of that, and I'll turn it over to Nikita for the second part of it. So Runway growth is a venture lending BDC and it brings us both financial accretion also strategic. It's very strategic for us.
So it's going to continue to operate as a stand-alone company. So it's a publicly traded company on the NASDAQ. Tickers RWAY. And it will continue to operate as a stand-alone business, but obviously, very, very integrated with the BC and Mount Logan infrastructure. And I'll turn over to Nikita for the earnings accretion.
Ms. Klassen
Sure. Thanks, Betty. For this investment, it will be traded similarly to our minority stake in SOFIX. So we'll record some losses in our stake through the P&L as a minority interest, but strong outlook for the company.
Ms. Yang
My other question is on the AUM growth fund. You mentioned several forms that you're seeing very strong AUM growth. Is it possible to provide like a more detailed breakdown. Are there any particular forms where you see the most potential for further inflows in 2025?

Jordan Mangum – Mount Logan Capital Inc.
Yes. I'm happy to answer. This is Jordan Mangum on the Mount Logan team. I think for 2025, as we really look out, I think 2 core areas of AUM growth will be the opportunistic credit interval fund, which, again, if you look at its growth year-over-year from 2023 to 2024, it was 100% plus.
So, I think that we still view that as a very high-growth fund for us on the retail distribution side. And then the other area of growth continues to be the insurance solutions side. We spent a lot of time last year working through the MYGA flow agreements that we had in place, and we're actively looking at new flow agreements to increase the AUM on the insurance solutions side.
So, I think when you look at the AUM growth, those are really going to be our 2 high-growth verticals. And we'll certainly provide more detail to the market as we continue to realize that stated growth target.
Operator
[Operator Instructions] Our next question comes from Francis Lau of Lucida Capital.
Mr. Lau
I've got a question on some of the strategies out here. Given the public market valuation favors a lot more on the asset management FRE over the insurance SRE, is your strategy to allocate even more capital or like a bias towards FRE growth?
Mr. Goldthorpe
Yes, it's a very good question. So as you know, we got a bit of a double benefit when we put capital into our insurance business. Because obviously, we can lever that capital to basically generate SRE at our insurance company, but also FRE at our asset management company.
So the asset management side, obviously, we get a double benefit from our insurance business, separate apart from this, we're obviously continue -- as Jordan just alluded to, we're obviously growing our retail distribution channel as well. And those all should be a direct beneficiary to our FRE as well. So we are investing in both businesses, but both businesses help FRE, which obviously, as you mentioned, our stock really trades off of.
Mr. Lau
Right. And you were talking about like in the prepared remarks, the Mount Logan stock is very heavily significantly discounted versus other alternative asset management companies and peers. Is there anything that you can sort of like highlight to investors so that people can better understand the story in the hopes of narrowing the gap versus the peer group here?
Mr. Goldthorpe
Yes, that's a good question. I mean this is why we're super excited about this 180 Capital transaction. Get us on the NASDAQ, it'll give us a much larger market cap. We'll trade a little bit -- we should trade more volume and we think one of the main reasons we traded a discount is largely due to our size. So once we move off of the Cboe in Canada into the NASDAQ and obviously get an increased size, I think all of those factors I mentioned earlier, including broadening of our investor base, a larger float and more research coverage will obviously make our stock trade better.

Mr. Lau
And is that move coming maybe in Q2 or Q3? Like do you have the timing for that?
Mr. Goldthorpe
Yes. I mean we expect the vote to happen probably sometime at the end of the second quarter. So it will be either very end of the second quarter or early.
Mr. Lau
But you'll keep both listings, right?
Mr. Goldthorpe
We are probably just going to list in the U.S., but that's still something that we're contemplating.
Operator
Our next question comes from Ben Grossman of Grossman Capital.
Mr. Grossman
I had one on the 180 acquisition. So I know there's a limited amount you can say because they haven't filed the proxy yet. But obviously, as you mentioned, there's a bit coming up. I think they need 2/3 there. I know there's an activist involved, and I think there's tentatively an offer on the table that's at a higher percentage of NAV. Wanted to ask you guys what your view is on conviction you have that 2/3 vote will get there. And maybe from a probability basis, percentage chance you think that deal doesn't close and what your reaction would be in that scenario?
Mr. Goldthorpe
Yes. I mean we still feel very confident. First of all, we think it's a really good deal for their shareholders. So let's just put that on the table. Number 2 is, obviously, we are aware that we are in discussions with a number of stakeholders around the transaction. But obviously, we feel pretty confident we're going to get the deal closed.
I don't want to give you probabilities because that's not really -- it would be like purely conjecture. But I would say that, again, we feel pretty good we're going to get the deal done. And obviously, we're very open-minded to having dialogue with all stakeholders.
Operator
Okay. At this time, there are no further questions. I'll hand back to your host to conclude today's conference.
Mr. Goldthorpe
Great. Well, thank you very much, everyone, for your time today. As always, the entire management team is happy to make ourselves available for any questions you may have on the business. And we'll provide interim updates on key initiatives we are working on. We look forward to speaking with you to recap the first quarter results in May. We hope you guys all have a great weekend. Thank you.

Operator
Thank you all for joining today's call. You may now disconnect your lines.
[Call concludes]

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital Corp. ("180 Degree Capital"), Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 14, 2024, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This letter and the materials accompanying it, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common stock or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.